Exhibit 99.3

Postmedia Network Reports Fourth Quarter Results

October 24, 2013 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three months and year ended August 31, 2013.

Fourth Quarter Operating Results
Net loss in the quarter ended August 31, 2013 was $35.8 million compared to a net loss of $28.4 million in the same period in the prior year. The increase in net loss was primarily the result of an $11.6 million increase in operating losses, partially offset by a reduction in expenses related to long-term debt and derivative financial instruments.

Operating loss in the quarter was $13.9 million as compared to an operating loss of $2.3 million in the same period in the prior year primarily as a result of revenue declines of $20.8 million and a non-cash impairment charge of $6.1 million, partially offset by decreases in operating expenses.

Operating income before depreciation, amortization, impairment and restructuring of $23.2 million in the quarter represents a decrease of $4.9 million (17.5%), relative to the same period in the prior year.

Revenue for the quarter was $169.3 million, a decrease of $20.8 million (10.9%) relative to the same period in the prior year. This decrease was primarily due to a decline in print advertising revenue of $18.2 million (16.2%) with the declines occurring across all categories. Print circulation revenue decreased $1.9 million (3.6%) as a result of declines in circulation volumes partially offset by price increases. Digital revenue decreased $0.5 million (2.4%) relative to the same period in the prior year.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $15.9 million (9.8%) relative to the same period in the prior year. Expense reductions occurred in all operating expense categories including compensation, newsprint, distribution and other operating expenses.

In August 2013, the Company entered into a print outsourcing agreement for the production of the Calgary Herald newspaper commencing in November, 2013. In addition, on September 9, 2013, the Company announced its intention to sell two of its real estate holdings: a printing facility in Surrey, BC and the Calgary Herald building in Alberta.

Full Year Operating Results
Net loss in the year ended August 31, 2013 was $153.8 million compared to a net loss of $23.2 million in the prior year. The decrease was primarily the result of non-cash impairment charges of $100.0 million. Also contributing to the decrease were lower revenues which were largely offset by operating cost reductions, and a gain on sale of the Times Colonist in Victoria and British Columbia-based community newspaper assets to Glacier Media Inc. in the prior year.

Net loss from continuing operations, which includes non-cash impairment charges of $100.0 million, was $153.8 million, compared to a net loss of $37.3 million in the prior year.

Operating loss was $77.0 million as compared to operating income of $39.3 million in the prior year primarily as a result of non-cash impairment charges.

Operating income before depreciation, amortization, impairment and restructuring was $130.4 million, a decrease of $13.9 million relative to the prior year. Excluding non-cash share-based and other long-term incentive plan compensation expense, operating income before depreciation, amortization, impairment and restructuring declined $10.2 million (7.2%).

Revenue for the twelve months ended August 31, 2013 was $751.6 million, a decrease of $80.3 million (9.7%) relative to the prior year. This decrease was primarily due to a decline in print advertising revenue of $69.4 million (13.5%) with the largest declines occurring in the classified and national advertising categories. Print circulation revenue decreased $13.3 million (6.3%) as a result of declines in circulation volumes partially offset by price increases. Digital revenue increased $2.5 million (2.8%) relative to the prior year as a result of increases in local digital advertising revenue partially offset by declines in digital classified revenue.

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $66.4 million (9.7%) relative to the prior year. Expense reductions occurred in all operating expense categories including compensation, newsprint, distribution and other operating expenses. Excluding non-cash share-based and other long-term incentive plan compensation expense, operating expenses excluding depreciation, amortization, impairment and restructuring declined $70.2 million (10.2%).

Business Transformation Initiatives
As announced in July 2012, the Company is implementing a three-year transformation program that is targeted to result in operating cost savings of 15%-20%. During the three months ended August 31, 2013, the Company implemented transformation initiatives which are expected to result in net annualized cost savings of approximately $20 million. This brings total net annualized cost savings, since the beginning of the program, to approximately $82 million representing approximately 12% of operating costs at the time the program was announced.

Management Commentary
“This past year was one of accelerated transformation for our industry and our Company,” said Paul Godfrey, President and Chief Executive Officer. “We have changed the overall design of our organization from local silos to a functional reporting structure, had important conversations with various stakeholders from unions and employees to advertisers and readers, and made progress rationalizing our real estate portfolio. With significant progress made on our structure, our teams are better equipped to focus on differentiated product offerings, deepening relationships with our audiences and effectively monetizing these offerings and insights.”

Also announced today that with Paul Godfrey acting as Interim Chairman, Peter Sharpe has been appointed to the role of Lead Director of the boards of both the Company and its subsidiary, Postmedia Network Inc. Mr. Sharpe has served as a Director of both boards since the Company’s formation. Mr. Sharpe served as President and CEO of Cadillac Fairview Corporation until his retirement in 2010, having served with the company for over 25 years. Mr. Sharpe is currently a Director of Morguard Corporation, First Industrial REIT (US) and Allied Property REIT. Mr. Sharpe is also a past chairman and current trustee of the International Council of Shopping Centers.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information
Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information
This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the implementation and results of the Company’s transformation initiatives, the realization of anticipated cost savings, the impact of the Company’s organizational redesign and the ability of the Company to leverage future opportunities. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: competition from other newspapers and alternative forms of media; the effect of economic conditions on advertising revenue; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labor disruptions; possible environmental liabilities, litigation and pension plan obligations; not being able to refinance our ABL Facility in July, 2014 on attractive terms or at all; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2013, 2012 and 2011. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this news release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact
Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact
Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended August, 31		For the years ended August 31
	2013	2012	2013	2012

Revenues
Print advertising	93,968	112,157	445,547	514,987
Print circulation	49,359	51,223	195,899	209,177
Digital	21,408	21,937	91,606	89,076
Other	4,574	4,807	18,531	18,637
Total revenues	169,309	190,124	751,583	831,877
Expenses
Compensation	73,673	81,367	320,749	348,133
Newsprint	8,791	11,717	40,902	52,628
Distribution	25,806	29,218	107,905	123,872
Other operating	37,800	39,649	151,626	162,908
Operating income before depreciation, amortization, impairment and restructuring	23,239	28,173	130,401	144,336
Depreciation	9,613	6,593	29,949	26,157
Amortization	10,646	10,881	43,325	43,566
Impairments	6,100	-	99,983	-
Restructuring and other items	10,746	13,014	34,171	35,355
Operating income (loss)	(13,866)	(2,315)	(77,027)	39,258
Interest expense	15,133	17,726	61,900	65,446
Loss on debt prepayment	-	9,178	-	9,178
Net financing expense related to employee benefit plans	387	975	1,536	3,900
(Gain) loss on disposal of property and equipment and intangible assets	(16)	180	(1,005)	258
(Gain) loss on derivative financial instruments	4,656	6,628	7,306	(8,632)
Foreign currency exchange (gains) losses	1,779	(8,651)	7,065	6,383
Loss before income taxes	(35,805)	(28,351)	(153,829)	(37,275)
Provision for income taxes	-	-	-	-
Net loss from continuing operations	(35,805)	(28,351)	(153,829)	(37,275)
Net earnings from discontinued operations, net of tax of nil	-	-	-	14,053
Net loss attributable to equity holders of the Company	(35,805)	(28,351)	(153,829)	(23,222)

Loss per share from continuing operations
Basic	$(0.89)	$(0.70)	$(3.82)	$(0.92)
Diluted	$(0.89)	$(0.70)	$(3.82)	$(0.92)
Earnings per share from discontinued operations
Basic	-	-	-	$0.35
Diluted	-	-	-	$0.35
Loss per share attributable to equity holders of the Company
Basic	$(0.89)	$(0.70)	$(3.82)	$(0.58)
Diluted	$(0.89)	$(0.70)	$(3.82)	$(0.58)

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at August 31, 2013	As at August 31, 2012

Assets
Current Assets
Cash	40,812	22,189
Accounts receivable	82,615	90,923
Inventory	3,234	3,829
Current portion of derivative financial instruments	1,411	-
Prepaid expenses and other assets	10,128	10,258
Total current assets	138,200	127,199
Non-Current Assets
Property and equipment	223,173	267,491
Asset held-for-sale	10,530	23,139
Derivative financial instruments	16,802	24,108
Other assets	732	1,549
Intangible assets	323,760	377,862
Goodwill	149,600	223,500
Total assets	862,797	1,044,848

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	67,618	65,268
Provisions	26,097	29,888
Deferred revenue	24,645	25,915
Current portion of derivative financial instruments	-	6,069
Current portion of long-term debt	12,500	32,153
Total current liabilities	130,860	159,293
Non-Current Liabilities
Long-term debt	474,380	467,749
Derivative financial instruments	-	12,369
Other non-current liabilities	120,142	169,413
Provisions	826	1,588
Deferred income taxes	681	681
Total liabilities	726,889	811,093

Equity
Capital stock	371,132	371,132
Contributed surplus	9,020	7,888
Deficit	(240,250)	(139,357)
Accumulated other comprehensive loss	(3,994)	(5,908)
Total equity	135,908	233,755
Total liabilities and equity	862,797	1,044,848

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended August 31,		For the years ended August 31,
	2013	2012	2013	2012

Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(35,805)	(28,351)	(153,829)	(23,222)
Items not affecting cash:
Depreciation	9,613	6,593	29,949	26,320
Amortization	10,646	10,881	43,325	43,621
Impairments	6,100	-	99,983	-
(Gain) loss on derivative financial instruments	4,656	(3,673)	7,306	(22,414)
Non-cash interest	644	2,653	4,114	12,831
Non-cash loss on debt repayment	-	9,178	-	9,178
(Gain) loss on disposal of property and equipment and intangible assets	(16)	180	(1,005)	258
Non-cash foreign currency exchange (gains) losses	1,651	(8,497)	6,879	5,721
Gain on sale of discontinued operations	-	-	-	(17,109)
Share-based compensation plans and other long-term incentive plan expense (recovery)	237	4	1,386	(2,459)
Net financing expense relating to employee benefit plans	387	975	1,536	3,907
Non-cash compensation expense of employee benefit plans	-	-	2,112	-
Employee benefit funding in excess of compensation expense	(18)	(9,268)	-	(24,856)
Settlement of foreign currency interest rate swap designated as a cash flow hedge	-	-	(8,976)	-
Net change in non-cash operating accounts	(9,657)	11,853	5,567	30,765
Cash flows from operating activities	(11,562)	(7,472)	38,347	42,541

Investing Activities
Net proceeds received on the sale of discontinued operations	-	-	-	87,340
Net proceeds from the sale of property and equipment, intangible assets and asset held-for-sale	41	-	25,925	4
Additions to property and equipment	(2,152)	(2,592)	(7,566)	(8,227)
Additions to intangible assets	(1,995)	(1,573)	(5,932)	(6,732)
Cash flows from investing activities	(4,106)	(4,165)	12,427	72,385

Financing activities
Proceeds from the issuance of long-term debt	-	250,000	-	250,000
Repayment of long-term debt on refinancing	-	(238,268)	-	(238,268)
Repayment of long-term debt	-	-	(32,040)	(108,310)
Debt issuance costs	-	(6,605)	(111)	(6,642)
Cash flows from financing activities	-	5,127	(32,151)	(103,220)

Net change in cash	(15,668)	(6,510)	18,623	11,706
Cash at beginning of period	56,480	28,699	22,189	10,483
Cash at end of period	40,812	22,189	40,812	22,189

Supplemental disclosure of operating cash flows
Interest paid	19,278	24,170	53,173	60,080
Income taxes paid	-	-	-	-